

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

<u>**Via E-mail**</u>
Mr. Evan D. Masyr
Senior Vice President and
    Chief Financial Officer
Salem Communications Corporation
4880 Santa Rosa Road
Camarillo, CA 93012

   RE: **Salem Communications Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed March 11, 2011
      File No. 000-26497

Dear Mr. Masyr:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Carlos Pacho for

       Larry Spirgel
       Assistant Director